UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14537

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lodgian, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lodgian, Inc.
3445 Peachtree Rd., N.E.
Suite 700
Atlanta, Georgia 30326

LODGIAN, INC. 401(k) PLAN
EX-1 FINANCIAL STATEMENTS & SCHEDULES
EX-2 CONSENT OF GIFFORD, HILLEGASS & INGWERSEN, LLP

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairperson of the Administrative Committee of the Lodgian, Inc., 401K Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lodgian, Inc. 401(k) Plan Name of Plan
Date: June 24, 2005	/s/ Carol L.Mayne
Carol L. Mayne Lodgian, Inc. 401(k) Plan Administrative Committee Chairperson

LODGIAN, INC. 401(k) PLAN

The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Schedules as of December 31, 2004 and 2003 together with Report of Independent Registered Public Accounting Firm.

Exhibit 2:	Consent of Gifford, Hillegass & Ingwersen, L.L.P.